

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019 U)

02 JAN 22 AM 8:54

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia
Tel: 03-21613833, 2023833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel Kuala Lumpur

21 January 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



02002620

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

SUPPL

We enclose a copy of the announcement of the Company in respect of Striking Off of the names of dormant wholly-owned subsidiaries for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

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website: http://www.genting.com.my email: rwbinfo@genting.com.my

Exemption No. 82-3229



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **21-01-2002 10:34:53 AM**

Reference No **RW-020121-E2D03**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

STRIKING OFF OF THE NAMES OF DORMANT WHOLLY-OWNED SUBSIDIARIES

* **Contents :-**

Pursuant to paragraph 9.19 of the Kuala Lumpur Stock Exchange Listing Requirements, the Company wishes to announce that it had on 21 January 2002 applied to the Registrar of Companies ("ROC") for the striking off of the names of the following wholly-owned subsidiaries of the Company from the Register of the ROC pursuant to Section 308 of the Companies Act, 1965:

1. First World Leisure Sdn Bhd
2. First World Food Services Sdn Bhd
3. First World Management Services Sdn Bhd
4. First World Entertainment Sdn Bhd
5. First World Theme Park Sdn Bhd
6. First World Equities Sdn Bhd
7. Rantau Cempaka (M) Sdn Bhd } a wholly-owned subsidiary of Sierra Springs Sdn Bhd, which in turn is a wholly-owned subsidiary of the Company.

8.	Dutabay Sdn Bhd	} wholly-owned subsidiaries of Resorts World Properties Sdn Bhd (Formerly known as Star Cruise Properties Sdn Bhd), a wholly-owned subsidiary of Genting Administrative Services Sdn Bhd, which is a wholly-owned subsidiary of Lafleur Limited, which is a wholly-owned subsidiary of Resorts World Limited, which is a wholly-owned subsidiary of Sierra Springs Sdn Bhd, which in turn is a wholly-owned subsidiary of the Company.
9.	Twinsurf Sdn Bhd	
10.	Nippontech Resources Sdn Bhd	

The above exercise is not expected to have any material effect on the earnings and net tangible assets of the Group for the financial year ending 31 December 2002.

Yours faithfully
RESORTS WORLD BHD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and Insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: